

October 10, 2014

Via E-mail
Didier Fontaine
Chief Financial Officer
Constellium N.V.
Tupolevlaan 41-61
1119 NW Schiphol-Rijk
The Netherlands

> **Re:** **Constellium N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Response dated September 15, 2014**
> **File No. 1-35931**

Dear Mr. Fontaine:

We have reviewed your response letter dated September 15, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 53
Results of Operations, page 59

1. We note the draft disclosure you provided in response to comment 4 in our letter dated August 19, 2014. Please expand your disclosure to provide an analysis of each of the factors listed as materially impacting your effective tax rate. For example, it is unclear what the specific movements in the recognition of deferred tax assets are. Please provide us with the expanded disclosure you would have included in your 2013 Form 20-F.

Note 2 – Summary of Significant Accounting Policies, page F-9
2.4 Presentation of the Operating Performance of each Operating Segment and of the Group, page F-10

2. We note from recent earnings call transcripts that you referenced EBITDA by "market" (e.g., aerospace, body-in-white, automotive extrusions) on multiple occasions. Please reconcile

these references to your statement in your response to comment 6 in our letter dated August 19, 2014 that the CODM does not receive profitability or cash flow metrics on a markets basis nor on a key product basis as your financial systems and financial reporting are not set up to record this. In your response, provide us with the reports the CODM regularly reviews from fiscal years 2012 through 2014 and describe to us any other financial information regularly provided to the CODM through meetings or otherwise that is not captured within such reports.

3. We note from your response to comment 6 in our letter dated August 19, 2014 that each of your business units is managed by a segment manager reporting directly to the CEO.   Please explain to us the reasons why your organization is structured as it is. In this regard, tell us the business reasons for having one president responsible for Aerospace & Transportation, another responsible for Packing & Automotive Rolled Products, and a third responsible for Automotive Structures & Industry. In addition, describe to us the synergies associated with combining responsibility for the respective markets in the manner that you have.

4. We note on your website information by "Markets." Please tell us how the products and services by "Markets" align with your three defined operating segments.

Note 4 – Operating Segment Information, page F-23

5. We note from your response to comment 10 in our letter dated August 19, 2014, that you believe the products within each reportable segment are similar because they are all made from aluminum. Please provide us an analysis of how you considered the similarity of products using the guidance in IFRS 8.12 (i.e., nature of products and services, nature of production processes, type or class of customer, distribution methods, regulatory environments). To the extent the products are not similar, provide the disclosures required by IFRS 8.32 for your various products and services. We refer you to your description of the reportable segments beginning on page 28 of your most recent Form 20-F. S

Note 11 – Income Tax, page F-31

6. We note the draft disclosure you provided in response to comment 11 in our letter dated August 19, 2014. Please expand this disclosure to explain the material causes for the changes between each period presented (e.g., changes in either tax rates or the mix of profits earned in different jurisdictions). Please refer to IAS 12.81(d) and .85 for guidance.

Note 12 – Earnings Per Share, page F-31

7. We note your response to comment 12 in our letter dated August 19, 2014. To help us better understand your position that Class B ordinary shares do not meet the definition of shares per IAS 33.19 - .29 for purposes calculating basic earnings per share, please provide us with the revisions to your disclosures in Notes 12 and 18 that you intend to include in future filings. In addition, clarify in your response and disclosures whether the holders of Class B ordinary shares participate in profits if they do not request that the shares be repurchased.

Note 18 – Share Capital, page F-39

8. We note your response to comment 14 in our letter dated August 19, 2014. As previously requested, please expand your disclosures here and/or within Note 30 to clarify the conversion terms of the Class B ordinary shares (i.e., automatically converted into Class A ordinary shares once the vesting conditions disclosed within Note 30 on page F-66 have been met or the specific facts and circumstances the Class B ordinary shares are convertible into Class A ordinary shares).

Note 21 – Pension and Other Post-Employment Benefit Obligations, page F-45

9. We note your response to comment 15 in our letter dated August 19, 2014. While we note that you have provided some information on a disaggregated basis, it remains unclear the specific facts and circumstances you considered in determining the reconciliation disclosures required by IAS 19.140 at a more disaggregated level is not material based on the guidance in IAS 19.138. Please advise or confirm to us that you will provide the reconciliation listed in paragraph 140 of IAS 19 at a disaggregated level (i.e., geographical locations, plan type, et cetera).

Note 25 – Deferred Income Taxes, page F-61

10. We note the draft disclosure you provided in response to comment 18 in our letter dated August 19, 2014. The draft disclosure appears to be a description of the process management uses to evaluate deferred tax assets. As previously requested in future filings, please expand your disclosure to provide investors with a discussion of the company-specific facts and circumstances that led to your conclusion that €153 million of deferred tax assets will not be used before expiration resulting in the assets not being recognized in accordance with IAS 1.125. Please provide the expanded disclosure either here or within Note 2.6.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            /s/ Terence O'Brien

                                            Terence O'Brien
                                            Accounting Branch Chief